Exhibit 99.1

ELBIT IMAGING ANNOUNCES SALE

OF ADDITIONAL ELBIT MEDICAL SHARES

Tel Aviv, Israel, November 21, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today that the Company has completed the sale of an additional 19,389,062 shares of Elbit Medical Technologies Ltd. (“Elbit Medical”) to an affiliate of Exigent Capital Group, at a price per share of NIS 0.96, and total consideration of approximately US$ 5 million. The sold shares constitute approximately 8% of the outstanding share capital of Elbit Medical.

As a result of the sale, the Company’s shareholding in Elbit Medical decreased to approximately 66% and Exigent Capital Group shareholding in Elbit Medical increased to 23%.

On September 6, 2018 and November 8, 2018, the Company sold 33,713,163 Elbit Medical shares, constituting approximately 15% of Elbit Medical’s outstanding share capital, to affiliates of Exigent Capital Group.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com